Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

Michael P. O'Hare
MO'Hare@stradley.com
215.564.8198

March 9, 2011

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene
          Kevin C. Rupert

Re:	Scout Funds (File No. 333-171951)
Response to SEC Staff Comments on Registration Statement on Form N-14

Dear Mr. Greene and Mr. Rupert:

We are responding to your comments, provided via telephone, regarding the Registration Statement on Form N-14 (the “Registration Statement”) filed by Scout Funds (the “Trust”) on January 28, 2011 relating to the reorganization of the Frontegra Columbus Core Plus Fund series of Frontegra Funds, Inc. (“Frontegra”) into the new Scout Core Plus Bond Fund (a newly created series of the Trust) and the reorganization of the Frontegra Columbus Core Fund series of Frontegra (together with the Frontegra Columbus Core Plus Fund, the “Acquired Funds”) into the existing Scout Bond Fund (an existing series of the Trust) (together with the Scout Core Plus Bond Fund, the “Acquiring Funds” or the “Funds”).

Please note that the Trust plans to reflect any changes to disclosure indicated below in definitive copies of the Combined Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) and related Statement of Additional Information (“SAI”) filed pursuant to Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”).  Each of your comments and our response to each comment is set forth below.

In connection with the Trust’s response to the SEC Staff’s comments on the Registration Statement on Form N-14, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments:

1.  Comment:  If the Trust is filing a post-effective amendment to the Registration Statement, please add the form of tax opinion as an exhibit to the Registration Statement.

Response:  As noted above, the Trust plans to reflect any changes to disclosure in definitive copies of the Proxy Statement/Prospectus and related SAI filed pursuant to Rule 497 under the 1933 Act.  A post-effective amendment to the Registration Statement adding the form of tax opinion as an exhibit to the Registration Statement will be filed.

Proxy Statement/Prospectus Comments:

1.  Comment:  Please confirm that forms of the proxy cards will be included as part of the Rule 497 filing.

Response:  Forms of proxy cards will be included as part of the Rule 497 filing.

2.  Comment:  Please confirm that the Proxy Statement/Prospectus complies with the font size requirements of Rule 420 under the 1933 Act.

Response:  The Proxy Statement/Prospectus complies with the font size requirements of Rule 420 under the 1933 Act.

3.  Comment:  Please confirm that the Acquired Funds have filed a supplement to their prospectus announcing the reorganization.

Response:  The Acquired Funds filed a supplement to their prospectus announcing the reorganization on January 25, 2011.

4.  Comment:  If the Acquired Funds will be losing any privileges as a result of the reorganization, please add corresponding disclosure to the Proxy Statement/Prospectus.

Response:  The Acquired Funds are part of an institutional fund group and generally do not utilize typical retail services.  However, as shareholders of the Acquiring Funds they will be gaining certain retail capabilities, such as a systematic/automatic investment plan, an automatic withdrawal plan, automatic exchanges from one fund account to another fund account and online transactions.  Certain minimum account balances and investment minimum differences will apply following the reorganization.  All significant differences in services and privileges are described in the Proxy Statement/Prospectus.

5.  Comment:  If there are any differences in how the Acquired Funds and Acquiring Funds calculate their NAVs, please add corresponding disclosure to the Combined Proxy Statement/Prospectus.

Response:  The Acquired Funds and Acquiring Funds employ substantially the same methodology in calculating their NAVs.

6.  Comment:  The Proxy Statement/Prospectus currently contains the following sentence:

Like all mutual funds, the SEC has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus.

Please delete “Like all mutual funds,” from the sentence above.

Response:  The requested revision had been made.

7.  Comment:  Please clarify the disclosure in the response to the “Question: What is this document, and why did you send it to me?” in the Q&A section of the Proxy Statement/Prospectus that the Proxy Statement/Prospectus provides information regarding the shares of the Acquiring Funds that shareholders of the Acquired Funds will receive in connection with the reorganization.

Response:  In response to your comment, the Trust has revised the disclosure as follows:

The purpose of the Combined Proxy Statement/Prospectus is to provide information regarding (1) a proposal for shareholders of the Funds to approve a proposed sub-advisory agreement for the Funds (the “New Sub-Advisory Agreement”) between Frontegra Asset Management, Inc. (“FAM”) and Scout Investments, Inc. (f/k/a Scout Investment Advisors, Inc.) (“SI”) with respect to the Funds, (2) a proposal for shareholders of the Funds to approve the proposed reorganization of each Fund, respectively, into the corresponding Scout Fund, as set forth in the table below (“Reorganization”) and as described in the Agreement and Plan of Reorganization (the “Plan”), and (3) the shares of the Scout Funds that shareholders of the Funds will receive in connection with the Reorganization.

8.  Comment:  The response to the “Question:  How will the Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” in the Q&A section of the Proxy Statement/Prospectus provides the following:

Furthermore, on behalf of the Scout Funds, SI will contractually agree to waive advisory fees and/or assume certain fund expenses through the second anniversary of the closing of the Reorganization in order to limit the total annual fund operating expenses of each class (excluding any taxes, interest, brokerage fees and non-routine expenses) before taking into account any Rule 12b-1 or shareholder servicing fees to no more than 0.40%, which is equivalent to the current expense cap for the Funds.

Please confirm that Scout Investments, Inc.’s (“SI”) agreement to waive advisory fees and/or assume certain Acquiring Fund expenses is equivalent to the current expense cap for the corresponding Acquired Fund.

Response:  The expense limitation commitments are substantively equivalent.  In response to your comment, the Trust has revised the disclosure as follows:

Furthermore, on behalf of the Scout Funds, SI will contractually agree to waive advisory fees and/or assume certain fund expenses through the second anniversary of the closing of the Reorganization in order to limit the total annual fund operating expenses of each class (excluding any taxes, interest, brokerage fees and non-routine expenses) before taking into account any Rule 12b-1 fees, shareholder servicing fees or acquired fund fees and expenses to no more than 0.40%, which is substantively equivalent to the current expense cap for the Funds.

9.  Comment:  In the Portfolio Managers subsection of the Information about SI section on page 2 of the Proxy Statement/Prospectus, please clarify Mark Egan’s portfolio manager bio information.

Response:  In response to your comment, the Trust has revised the disclosure as follows:

Mr. Egan was a Portfolio Manager of Reams from April 1994 until November 2010 and was a Portfolio Manager of Reams Asset Management Company, Inc. from June 1990 until March 1994.

10.  Comment:  In the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994)(“NAST”), the SEC stated that, in determining whether a surviving fund may use the historical performance of a predecessor fund involved in a reorganization, it is necessary to compare the characteristics of the surviving fund and the predecessor fund to determine which fund, if any, the surviving fund most closely resembles.  Provide the accounting survivor analysis for the reorganization of the Frontegra Columbus Core Fund with and into the Scout Core Bond Fund.

Response:  Please see the attached NAST accounting survivor analyses.

11.  Comment:  Please confirm that the various fees described in footnotes 1 to the Portfolio Fees and Expenses Tables on pages 7 and 8 of the Proxy Statement/Prospectus do not impose an unfair burden on the Trust or Frontegra under Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  In the agreement under which SI will acquire the assets relating to the management of the Acquired Funds and under which the parties have agreed to pursue the reorganization of the funds as proposed, SI agreed to operate the surviving Funds in a manner that does not impose an unfair burden on the Acquired Funds, and the boards of both the Acquired Funds and Acquiring Funds approved the proposed reorganization after receiving assurances in that regard.  Also, the Proxy Statement/Prospectus informs the Acquired Fund shareholders of that commitment and intention.

The referenced items are clearly de minimis; and they represent compensation for bona fide services such that they would not fall within the definition of “unfair burden” as defined by Section 15(f) of the 1940 Act.

12.  Comment:  Please consider changing “fee waiver” to “fee reduction” in the expense tables and corresponding footnotes to the expense tables, since the recoupment feature in the Fee Waiver and Expense Assumption Agreement carries the potential for waived fees to be recouped such that the fee waiver may not be permanent.

Response:  After carefully considering your comment, the Trust respectfully feels that the use of the word “waiver” is appropriate as it is contemplated by Form N-1A, is consistent with industry practice and reflects the terms of the Fee Waiver and Expense Assumption Agreement.  The fee waiver is described in such a way that it is clear that fees can be waived while there is a contingent possibility that there may be a recoupment.  Please see the third paragraph of the Investment Advisory Fees subsection of the Management section in the Proxy Statement/Prospectus for a description of the fee waiver and the recoupment feature.  Furthermore, Trust management believes that the word “reduction” implies the notion of permanence more so than the word “waiver.”

13.  Comment:  Please consider whether to break out the Expense Examples on pages 8 and 9 of the Proxy Statement/Prospectus into “assuming sale of all shares at end of period” and “assuming no sale of shares” line items.

Response:  It is not necessary to break out the Expense Examples on pages 8 and 9 of the Proxy Statement/Prospectus into “assuming sale of all shares at end of period” and “assuming no sale of shares” line items because the Funds do not impose contingent deferred sales charges.

14.  Comment:  Please confirm that information regarding the capitalizations of the Acquiring Funds and Acquired Funds and Acquiring Funds (pro forma) will be included in the Rule 497 filing.

Response:  Information regarding the capitalizations of the Acquiring Funds and Acquired Funds and Acquiring Funds (pro forma) will be included in the Rule 497 filing.

15.  Comment:  Please add disclosure regarding how Acquired Fund shareholders may submit a proposal to be considered at the shareholder meeting.

Response:  In response to your comment, the Trust has added the following disclosure:

How to submit a shareholder proposal.

The Funds are generally not required to hold annual meetings of shareholders and do not currently intend to hold a meeting of shareholders in 2011 other than the Special Meeting.  The Directors will call a special meeting of shareholders of a Fund or class if required under the 1940 Act or in their discretion or upon the written request of holders of shares entitled to cast not less than 10% of the votes entitled to be cast at such meeting.

Any Fund shareholder who wishes to submit proposals to be considered at a Special Meeting of the Fund’s shareholders should send such proposals to Secretary, Frontegra Funds, Inc., 400 Skokie Boulevard, Suite 500, Northbrook, Illinois 60062, so that it is received within a reasonable time before any such meeting.  The inclusion and/or presentation of any such proposal is subject to the applicable requirements of the proxy rules under the Securities Exchange Act of 1934, as amended.  Submission of a proposal by a shareholder does not guarantee that the proposal will be included in Frontegra’s proxy statement or presented at the Special Meeting.

16.  Comment:  Please confirm that the Proxy Statement/Prospectus discloses how abstentions and broker non-votes will be treated.

Response:  The first paragraph of the Quorum subsection of the Voting Information section on page 27 of the Proxy Statement/Prospectus provides the following, in pertinent part:

For purposes of determining the presence of a quorum, abstentions and broker “non-votes” will be counted as present.  Broker “non-votes” occur when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting powers with respect to that proposal and has not received instructions from the beneficial owner.

Furthermore, the first and second paragraphs of the Vote Required to Pass the Proposals subsection of the Voting Information section on page 27 of the Proxy Statement/Prospectus provide the following, in pertinent part:

Abstentions and broker non-votes will have the effect of a “no” vote on the Proposal.

Trust management believes that no additional disclosure is needed.

17.  Comment:  Please add disclosure to the Proxy Statement/Prospectus that the Scout Core Plus Bond Fund will adopt the financial statements of the Frontegra Columbus Core Plus Fund and the Scout Core Bond Fund will adopt the financial statements of the Frontegra Columbus Core Fund.

Response:  In the Performance section of the Proxy Statement/Prospectus, the Trust discloses the following:

The Core Plus Fund and the Core Fund will be the accounting survivors for financial statement and performance reporting purposes.

In response to your comment, the Trust has added the following disclosure to the Portfolio Fees and Expenses section of the Proxy Statement/Prospectus:

Upon consummation of the Reorganization, the Scout Core Plus Fund will adopt the financial statements of the Core Plus Fund and the Scout Core Fund will adopt the financial statements of the Core Fund.

18.  Comment:  Please confirm that Frontegra Asset Management, Inc. (“FAM”) loses the ability to recover amounts previously waived or reimbursed as a result of the reorganization.

Response:  As a result of the reorganization, FAM loses the ability to recover amounts previously waived or reimbursed.

19.  Comment:  Please confirm whether there are differences in the fair valuation policies of the Acquired Funds and Acquiring Funds.

Response:  Based on an analysis of the portfolios, the parties do not expect that any securities will be fair valued at the time of reorganization.  The fair valuation policies of the Acquired Funds and Acquiring Funds, while not containing identical provisions and procedures, are each appropriate and satisfactory under the 1940 Act.

SAI Comments:

1.  Comment:  The first paragraph of Note 1 – Reorganization in the SAI specifies the following:

The unaudited pro forma information has been prepared to give effect to the proposed reorganization pursuant to an Agreement and Plan of Reorganization (the “Plan”) as if the above-mentioned reorganization had taken place as of July 1, 2009.

Please confirm that the reference to July 1, 2009 is accurate.

Response:  The reference has been changed to January 1, 2010 to show pro forma information for the twelve months ended December 31, 2010 because the Trust has updated the pro forma financial information based on the unaudited financial information in the Acquiring Funds’ and Acquired Funds’ Semi-Annual Reports for the six month period ending December 31, 2010.  In addition, the date (now January 1, 2010) is correct because the normal approach to prepare pro forma information involves assuming that the recent financial information applied during the most recent twelve months of operations as a combined fund.  In other words, the pro forma financial information is presented as if the reorganization had taken place on January 1, 2010.

2.  Comment:  Please consider updating the pro forma financial information in the SAI based on the Acquiring Funds’ and Acquired Funds’ Semi-Annual Reports for the period ending December 31, 2010.

Response:  The pro forma financial information in the SAI has been updated to show pro forma information for the twelve months ended December 31, 2010 based on the financial information in the Acquiring Funds and Acquired Funds Semi-Annual Reports for the period ending December 31, 2010.

3.  Comment:  Please ensure that any securities that need to be sold in order to effectuate the reorganization are marked in the statement of investments in the SAI.

Response:  The Trust does not expect that any securities will need to be sold in order to effectuate the reorganization.  Therefore, no additional disclosure has been provided.

4.  Comment:  Please add a heading for pro forma financial information for the Scout Core Plus Bond Fund to the SAI.

Response:  The requested revision has been made.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Connie Martin, Scout Funds
Warren Green, Scout Funds
Kirstin Salzman, Husch Blackwell LLP
Benjamin Wiesenfeld, Scout Investments, Inc.
Jason Bartel, UMB Distribution Services, LLC

Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

To:	Andrew J. Iseman Scott A. Betz Benjamin Wiesenfeld

From:	Michael P. O'Hare (215) 564-8198 or mohare@stradley.com	Date: March 7, 2011

Subject:	Frontegra Accounting and Performance Survivor Analysis

We believe that the Frontegra Columbus Core Fund (the “Frontegra Bond Fund”) is the appropriate accounting and performance survivor following the reorganization of the Frontegra Bond Fund into the Scout Core Bond Fund (the “Scout Bond Fund”).  The resulting combined fund is referred to herein as the “Combined Fund.”  According to the SEC staff no-action letter provided to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the Combined Fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the Combined Fund.  In NAST, the SEC Staff listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below for the reorganization:

(i)  Comparison of portfolio management.  Scout Investments, Inc. (“Scout”) is the named investment advisor for the Scout Bond Fund.  Frontegra Asset Management, Inc. and Reams Asset Management Company, LLC (“Reams”) were the named investment advisor and sub-advisor, respectively, of the Frontegra Bond Fund, with Reams serving as the fully discretionary sub-advisor responsible for portfolio management.  On November 30, 2010, Scout acquired substantially all of the assets of Reams, and all members of the Reams portfolio management team responsible for sub-advising the Frontegra Bond Fund became employees of Scout.  At the same time, two things took place.  First, the Reams portfolio management team was appointed to manage the assets of the Scout Bond Fund, replacing the Scout team that had been managing the Scout Bond Fund.  Second, Scout replaced Reams as the sub-advisor of the Frontegra Bond Fund under an interim agreement, such that the Reams portfolio management team continued to manage the Frontegra Bond Fund’s portfolio on an uninterrupted basis.  After the proposed fund reorganization is completed, Scout will serve as the adviser to the Combined Fund and will continue to use the Reams portfolio management team to manage the Combined Fund’s portfolio.

Therefore, this factor suggests that the performance history of the Frontegra Bond Fund should be carried forward in the Combined Fund because, although the Funds are both

1           See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

currently managed by the same team, the Frontegra Bond Fund has been managed by the team for its entire existence, while the Scout Bond Fund has only been managed by the team since November 30, 2010.

(ii)  Comparison of portfolio composition.  As described below, prior to November 30, 2010, the Scout Bond Fund and the Frontegra Bond Fund had different investment objectives and strategies and, consequently, a different portfolio composition.  Effective November 30, 2010, when the Reams portfolio management team took over management of the Scout Bond Fund’s portfolio as employees of Scout, the Scout Bond Fund’s target overall weighted average maturity (normally between two-to-four years) was increased (to normally between two-to-six years) in order to be more consistent with the approach Reams uses when managing the Frontegra Bond Fund.  In addition, while it was not a change in investment policy, the Scout Bond Fund’s primary comparative performance benchmark was changed to the Barclays Capital U.S. Aggregate Bond Index (from the Barclays Capital 1-5 Govt./Credit Index), again, to be more consistent with the approach Reams uses when managing the Frontegra Bond Fund.  The Reams team thereafter has been managing the Scout Bond Fund’s portfolio according to its stated objective and policies, but in a manner that is more consistent with the Reams strategic core fixed income approach, in anticipation of the fact that the Scout Bond Fund’s investment objective and policies would be further adjusted to become substantially identical to those of the Frontegra Bond Fund by the time of the fund reorganization.

As a result, the portfolio composition of the Scout bond Fund differed significantly from that of the Frontegra Bond Fund before November 30, then was adjusted post-November 30, 2010 to be more like the Frontegra Bond Fund, and is anticipated to have become substantially identical to the Frontegra Bond Fund as of the time of the fund reorganization.  Therefore, this factor suggests that the Frontegra Bond Fund should be the accounting survivor following the reorganization.

(iii)  Comparison of investment goals, policies and restrictions.  Prior to November 30, 2010, the Scout Bond Fund and the Frontegra Bond Fund had different investment objectives and strategies.  The Scout Bond Fund’s objective was current income, consistent with quality and maturity standards, and the Frontegra Bond Fund’s objective was total return.  The Scout Bond Fund was managed according to a credit quality-oriented strategy focused on maximizing income within certain quality standards with a portfolio average maturity range of two-to-four years.  The Frontegra Bond Fund is managed according to a strategic value-oriented strategy designed to seek total return (capital gain and income) by capitalizing on opportunities presented by volatility in various sectors of the fixed income market.  The Frontegra Bond Fund’s portfolio is managed with a duration target between two-to-seven years.  In addition to corporate bonds, asset and mortgage-backed bonds and government securities, which either fund may invest in, the Frontegra Bond Fund is authorized to invest in credit default swap agreements and credit default swap index products.  The investment objective and policies of the Scout Bond Fund are being revised to be substantially identical to those of the Frontegra Bond Fund by the time of the proposed fund reorganization, such that the Combined Fund’s investment objective and policies will be substantially identical to those of the Frontegra Bond Fund.  Therefore, this factor suggests that the Frontegra Bond Fund should be the accounting survivor following the reorganization.

(iv)  Comparison of expense structure and expense ratio.  The expense structure post-closing of the Scout Bond Fund will be substantively equivalent to that of the Frontegra

Bond Fund.  The expense cap for the Scout Bond Fund institutional share class will be 40 basis points.  The current expense cap for the Frontegra Bond Fund institutional share class is 40 basis points, and the current expense cap for the Scout Bond Fund is 57 basis points.

(v)  Comparison of relative asset sizes of the funds involved in the reorganizations.  The net assets of the Scout Bond Fund ($115 million as of January 24, 2011) are larger than the net assets of the Frontegra Bond Fund ($71 million as of January 24, 2011), however, each fund is a viable size.  The then current assets of the Scout Bond Fund constituted approximately 62% of the Combined Bond Fund while the Frontegra Bond Fund’s current net assets constituted the remainder (38%).  Each of the Funds is a viable size and neither overwhelms the other.  In addition, we expect assets in the Combined Fund to grow significantly.  We believe that this factor does not warrant, or weigh in favor of, a conclusion that the Scout Bond Fund should be the accounting survivor, in view of the factors outlined above.

Conclusion:  In light of the fact that, by the time of the reorganization, the investment advisory portfolio management team, the portfolio composition, the investment objective, policies and restrictions of the Frontegra Bond Fund will survive in the Combined Fund, the Registrant believes that the accounting survivor should be the Frontegra Bond Fund.  Additionally, even though the Scout Bond Fund’s net assets will constitute the majority of the Combined Fund, the performance history of the Frontegra Bond Fund should survive because, historically, it will more closely resemble the Combined Fund in terms of each of the first three factors outlined above (portfolio management, portfolio composition, and investment goals, policies and restrictions).

Memo

To: Andy Iseman

From: Scott Betz

RE: Accounting Survivor for Merger of Scout Bond Fund and Frontegra Columbus Core Fund

Pursuant to the reorganization of the Frontegra Columbus Core Fund (Frontegra Fund) into the Scout Bond Fund, Scout has conducted an analysis to determine the fund that should be the surviving accounting entity.  While the legal survivor is under normal circumstances the acquiring fund, the fund that is legally dissolved may be determined to be the appropriate survivor for accounting purposes.  The American Institute of CPA’s (AICPA) outlines five criteria to determine the proper accounting survivor:

1.	Portfolio Management

2.	Portfolio Composition

3.	Investment Objectives, Policies and Restrictions

4.	Expense Structures and Expense Ratios

5.	Asset Size

AICPA identifies portfolio management as the first factor in determining the accounting survivor.  For the period from 12/1/10 through the date of the merger the management structure of both funds is identical.  Prior to 12/1/10, the current Reams management team was the manager for the Frontegra Fund and is responsible for its track record.  Prior to 12/1/10, the Scout Bond Fund was managed by a different team with no input from the Reams portfolio managers.  Following closing, the Reams team of managers will act as manager of the reorganized fund (Scout Core Bond Fund.)  There will be no input from the former Scout Bond Fund portfolio managers.  Thus, the continuity of portfolio management for the Scout Core Bond Fund will much more resemble the Frontegra Fund than that of the Scout Bond Fund.

Given the transition in management of the Scout Bond Fund on 12/1/10, the current portfolio composition of each fund is similar.  However, the structure of the Scout Core Bond Fund following the closing will more closely resemble the historical holdings of the Frontegra Fund.  During December 2010 the Reams team began transitioning the Scout Bond Fund to align it with the investment strategy used in managing the Frontegra Fund.  An analysis of the holdings from 11/1/10 demonstrates that the Frontegra Fund’s holdings at closing will very likely be more representative of the Scout Core Fund post closing.

On 11/18/10, the Scout Funds Board of Trustees approved changing the benchmark and average weighted maturity of the Scout Bond Fund.  These are now similar to the Frontegra Fund’s benchmark and average weighted maturity.  However, Scout Investments intends to file amendments to Scout Bond Fund’s N-1A and amend its prospectus to make the Scout Bond Fund’s investment policies and strategy substantially similar to that of the Frontegra Fund.  Thus, at closing, the investment policies and strategies of the Scout Core Fund will more closely resemble that of the Frontegra Fund.  In addition, at closing, the Scout Core Bond Fund’s prospectus will include the ability to use swaps and other derivatives, similar to that of the Frontegra Fund.

The expense structure post closing in the Scout Core Bond Fund will be similar to that of the Frontegra Fund.  The expense cap for the Scout Core Bond Fund institutional share class will be 40 basis points.  The current expense cap for the Frontegra Fund is 40 basis points, and the current expense cap for the Scout Bond Fund is 57 basis points.  The expense cap and the 12b-1 fees for the class Y shares will be the same as the Frontegra Core Plus Y Shares.

As of January 24, 2011, the size of the Scout Bond Fund is $115 million, and the current size of the Frontegra Fund is $71 million.  We believe that the factors outlined above overwhelm the small difference in portfolio size.  In addition, we expect assets in the reorganized fund to grow significantly.

Based on the reasons outlined above, we believe that the Frontegra Fund should be the accounting survivor following the reorganization of the Frontegra Fund into the Scout Bond Fund.  In all respects (portfolio management, portfolio composition, investment objective and expense structure), the reorganized fund will more closely resemble the Frontegra Fund than the Scout Bond Fund.

Sincerely

Scott Betz
Chief Administrative Officer
Scout Investments